Exhibit 99.1

Date: June 28, 2022 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Director and management adjustments post acquisition of APIRx Pharmaceuticals; resignation of Dr Sud Agarwal and appointments of Dr George Anastassov and Mr Lekhram Changoer, MSc

Melbourne, Australia, June 28, 2022 – Incannex Healthcare Limited (Nasdaq: IXHL) (ASX: IHL), (‘Incannex’ or the ‘Company’) a clinical-stage pharmaceutical company developing unique medicinal cannabinoid pharmaceutical products and psychedelic medicine therapies for unmet medical needs, wishes to advise that Dr Sud Agarwal has resigned as non-executive director.

Dr Agarwal’s key contribution to the Company was his strategic vision and foresight to originate Incannex’s proprietary cannabinoid combination drugs, IHL-42X, IHL-216A and IHL-675A (Combination Compounds). All pre-clinical and clinical studies undertaken to assess the Combination Compounds have been positive and the Company’s understanding of their medical and commercial potential has advanced significantly during Dr Agarwal’s tenure.

The clinical development activities associated with the Combination Compounds have been, and will continue to be managed by Chief Scientific Officer,Dr Mark Bleackley, who has been the Company’s lead contact with the U.S. Food and Drug Administration (‘FDA’) and all relevant regulatory bodies, with input from the medical and scientific advisory team and contracted clinical research organisations. All psychedelic research and development activities are managed and led by Dr Paul Liknaitzky and his team at Monash University, there will be no disruptions to the current operational structure of the development of the Company’s assets.

Appointments of Dr George Anastassov and Mr Lekhram Changoer

With effect from the closing of Incannex's acquisition of 100% of APIRx Pharmaceuticals, Dr George Anastassov, founding managing director of APIRx Pharmaceuticals, will replace Dr Agarwal on the board of directors. Co-founder of APIRx, Mr Lekhram Changoer (MSc) will join the Incannex management team as chief technology officer (CTO), responsible for the development and implementation of science and technical strategies for clinical and GMP-grade commercial manufacturing of pharmacotherapies.

Dr Anastassov and Mr Changoer will be employed by Incannex on a full-time basis. They will continue to drive the development of APIRx projects, whilst also being key members of the medical and scientific advisory team, assisting with the development of the Combination Compounds. Importantly for the progression of the Combination Compounds, Dr Anastassov and Mr Changoer are experienced with liaising and negotiating with FDA and the European Medicines Agency (EMA), having presented numerous regulatory submissions, including pre- investigational new drug (‘IND’) meeting packages and IND applications, to regulatory agencies over many years.

Furthermore, APIRx has strong relationships with international academic institutions and research hospitals including Mount Sinai School of Medicine, New York (USA), University of St. Andrews (UK), Free University of Amsterdam (NL), University of Wageningen (NL), and Mauritsclinics (NL). These relationships, among others, will be important to Incannex as all clinical research programs escalate.

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 23, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

Page 1 | 3

Date: June 28, 2022 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Strategic rationale for collegial management adjustments

Following research success in the Combination Compounds and the acquisition of APIRx pharmaceuticals, which has 22 distinct research and development projects, the board of directors recognise that the Company’s core strategic imperative to develop a diversified base of high-quality proprietary assets has been firmly established. The key imperative for Incannex now is the development of the Company’s proprietary drug candidates over which proof of concept has been established.

Further to the appointments of Dr Anastassov and Mr Changoer, a recruitment process is currently taking place for several full-time candidates with medical development and pharmaceutical commercialisation experience. Candidates from the United States are being sought.

Dr Agarwal’s resignation will also alleviate potential future conflict of interest issues pertaining to work undertaken by Cannvalate Pty Ltd, Dr Agarwal’s medicinal cannabis advisory firm.

Dr Agarwal explained, “It is with some sadness that I move on from IHL and I wish the company success in it’s future drug development plans.”

Inncanex’s Managing Director and CEO, Mr Joel Latham said: “The Board of Incannex wishes to thank Dr Agarwal for his work on behalf of the Company and wishes him well for his future endeavours.”

This announcement has been approved for release to ASX by the Incannex board of directors.

END

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of anxiety disorders, obstructive sleep apnoea (OSA), traumatic brain injury (TBI)/concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis and inflammatory bowel disease. U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication represents major global markets and currently have no, or limited, existing registered pharmacotherapy (drug) treatments available to the public.

Incannex has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners. Incannex is listed on the Australian Stock Exchange (ASX) with stock code “IHL” and also has American Depository Shares listed on NASDAQ under code “IXHL”.

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 23, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

Page 2 | 3

Date: June 28, 2022 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Forward-looking statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Incannex's views as of the date of this press release. Incannex anticipates that subsequent events and developments may cause its views to change. Incannex undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Incannex's views as of any date after the date of this press release.

Contact Information

Incannex Healthcare Limited

Mr Joel Latham

Managing Director and Chief Executive Officer

+61 409 840 786

joel@incannex.com.au

US IR Contact

Rx Communications Group

Michael Miller

+1-917-633-6086

mmiller@rxir.com

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 23, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

Page 3 | 3